

May 14, 2012

<u>Via E-Mail</u>
Mr. James B. Gattoni
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

   Re: **Landstar System, Inc.**
       Form 10-K for the year ended December 31, 2011
       Filed February 24, 2012
       Definitive Proxy Statement on Schedule 14A
       Filed April 12, 2012
       File No. 000-21238

Dear Mr. Gattoni:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief